Mail Stop 0510

      March 29, 2005

By U.S. Mail and facsimile to (203)849-7830

Mr. Leicle E. Chesser
Executive Vice President and Chief Financial Officer
Emcor Group, Inc.
301 Merritt Seven Corporate Park
Norwalk, CT 06851-1060

Re:	Emcor Group, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 1-8267


Dear Mr. Chesser:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Commission File Number

1. Please note that the registrant current Commission file number is
1-8267. Please use the correct file number on the cover page of future reports. Refer to your Form 8-A12 B filed on October 30, 2000.


Note B.  Summary of Significant Accounting Policies, page 30

Property, Plant and Equipment, page 32

2. In future filings, revise to disclose the useful lives for each major class of depreciable assets. The range you indicate of 2 to 40 years is too broad to be useful.

Goodwill and Identifiable Intangible Assets, page 32

3. In future filings, please disclose the date of your annual assessment of goodwill for impairment. Reference paragraph 26 of SFAS 142 and APB Opinion 22.

Note G. Income Taxes, page 38

4. We note that you have a $22.1 reversal of previous tax reserves in fiscal 2004 since you believe that the tax reserve is no longer required based upon current analysis of probable exposure. Please tell us supplementally the facts and circumstances surrounding these reserves and how you determined that such reserves were no longer necessary. We note that the reserves were reversed over several quarters. Therefore, in your response, please include a discussion of the facts and circumstances that led to each individual reversal.


	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief

??

??

??

??

Mr. Leicle E. Chesser
March 29, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE